June 6, 2018

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549 Attention: Sonia Bednarowksi J. Nolan McWilliams

Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-222957)

Ladies and Gentlemen:

In accordance with the provisions of Rule 477 of the Securities Act of 1933, Two Rivers Water & Farming Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-222957), together with all exhibits and the amendment thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Commission on February 9, 2018. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission. The Registrant acknowledges that, in accordance with Rule 457 under the Securities Act of 1933, the fees paid to the Commission in connection with the filing of the Registration Statement will not be refunded to the Registrant.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Two Rivers Water and Farming Company, 3025 S. Parker Road, Suite 140, Aurora, Colorado 80014, with a copy to the Registrant’s counsel, K&L Gates LLP, Attn: Mark L. Johnson, 1 Lincoln Street, State Street Financial Center, Boston, Massachusetts 02111.

If you have any questions with respect to this matter, please contact me.

Very truly yours,

Two Rivers Water and Farming Company

By:	/s/ Wayne E. Harding
Chief Executive Officer